Exhibit 99.3

Execution Version

INVESTOR AGREEMENT

BETWEEN

QATAR INVESTMENT AUTHORITY

AND

BROOKFIELD PROPERTY PARTNERS L.P.

December 4, 2014

INVESTOR AGREEMENT

THIS AGREEMENT made as of the 4th day of December, 2014

BETWEEN:

QATAR INVESTMENT AUTHORITY, an independent arm of the Qatari government established by State of Qatar Emiri Decision No (22) of 2005 (“INVESTOR”)

- and -

BROOKFIELD PROPERTY PARTNERS L.P., a Bermuda exempted limited partnership with registration number 47277 (“BPY”)

RECITALS:

WHEREAS, the Investor has agreed to subscribe for and purchase, and Brookfield Property L.P. (the “Property Partnership”) has agreed to issue and sell to the Investor, an aggregate of $1,800,000,000 of Class A Preferred Limited Partnership Units (“Preferred Units”) of the Property Partnership pursuant to a subscription agreement (the “Subscription Agreement”) among the Investor, the Property Partnership and BPY dated December 4, 2014.

WHEREAS, the Preferred Units consist of three series of Preferred Units, all of which are exchangeable for limited partnership units of BPY (“Units”).

WHEREAS, BPY and the Investor are entering into this Agreement to provide certain rights and obligations among BPY and the Holders (as defined herein) on the terms and subject to the conditions set forth herein.

NOW THEREFORE in consideration of the premises, mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties covenant and agree, each with the other, as follows:

ARTICLE 1

INTERPRETATION

1.1                                                                               Definitions

The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

1.1.1                               “Adverse Effect” has the meaning assigned to such term in Section 2.1.4;

1.1.2                               “Advice” has the meaning assigned to such term in Section 2.5;

1.1.3                               “Affiliate” means, with respect to a Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls or is Controlled by such Person, or is under common Control of a third Person;

1.1.4                               “Agreement” means this Investor Agreement;

1.1.5                               “BAM” means Brookfield Asset Management Inc.;

1.1.6                               “Board” means the board of directors of the General Partner;

1.1.7                               “Board Observer” has the meaning assigned to such term in Section 3.1.2;

1.1.8                               “BPY” has the meaning assigned to such term in the preamble;

1.1.9                               “Business Day” means every day except a Saturday or Sunday, or a day which is a statutory or civic holiday in Bermuda, the Province of Ontario, or the State of New York;

1.1.10                        “Canadian Commissions” means the securities commissions or other securities regulatory authorities in each of the provinces and territories of Canada and any successor regulatory authorities having similar powers and, to the extent applicable, in any such province or territory, a federal securities commission or similar regulatory authority;

1.1.11                        “Canadian Securities Laws” means, collectively, the applicable securities legislation, regulations, rules, policies, blanket rulings, decisions and orders of each of the provinces and territories of Canada and the Canadian Commissions;

1.1.12                        “Change in Tax Law” has the meaning assigned to such term in Section 4.3.2;

1.1.13                        “Code” means the Internal Revenue Code of 1986, as amended from time to time;

1.1.14                        “Control” means the control by one Person of another Person in accordance with the following:  a Person (“A”) controls another Person (“B”) where A has the power to determine the management and policies of B by contract or status (for example, the status of A being the general partner of B) or by virtue of the beneficial ownership of or control over a majority of the voting interests in B; and, for greater certainty and without limitation, if A owns or has control over shares or other securities to which are attached more than 50% of the votes permitted to be cast in the election of directors to the Governing Body of B, or A is the general partner of B, a limited partnership, then in each case A Controls B for this purpose; and the term “Controlled” has the corresponding meaning;

1.1.15                        “Demand Registration” has the meaning assigned to such term in Section 2.1.1(a);

1.1.16                        “Demanding Unitholders” has the meaning assigned to such term in Section 2.1.1(a);

1.1.17                        “Demand Request” has the meaning assigned to such term in Section 2.1.1(a);

1.1.18                        “Director” has the meaning assigned to such term in Section 3.1.1;

1.1.19                        “Director Designee” has the meaning assigned to such term in Section 3.1.1;

1.1.20                        “Effective” means, in the case of a Registration Statement, a declaration by the SEC that such registration statement is effective, and in the case of a Prospectus, the issuance by the applicable Canadian Commission of a receipt for the final prospectus;

1.1.21                        “Effective Date” means the date a Registration Statement or Prospectus becomes Effective;

1.1.22                        “FATCA” has the meaning assigned to such term in Section 4.3.3;

1.1.23                        “FINRA” means Financial Industry Regulatory Authority, Inc. of the United States;

1.1.24                        “General Partner” has the meaning assigned to such term in Section 3.1.1;

1.1.25                        “Governing Body” means (i) with respect to a corporation or limited company, the board of directors of such corporation or limited company, (ii) with respect to a limited liability company, the manager(s), director(s) or managing partner(s) of such limited liability company, (iii) with respect to a partnership, the board, committee or other body of each general partner or managing partner of such partnership that serves a similar function (or if any such general partner or managing partner is itself a partnership, the board, committee or other body of such general or managing partner’s general or managing partner that serves a similar function), and (iv) with respect to any other Person, the body of such Person that serves a similar function, and in the case of each of (i) through (iv) includes any committee or other subdivision of such body and any Person to whom such body has delegated any power or authority, including any officer or managing director;

1.1.26                        “Holder” means, collectively, (i) the Investor and (ii) any Affiliate of the Investor holding Registrable Units who is Transferred Preferred Units or Units and who has become a party to this Agreement in accordance with Section 5.3 and “Holders” means one or more of them;

1.1.27                        “ICC” has the meaning assigned to such term in Section 1.7;

1.1.28                        “Inspectors” has the meaning assigned to such term in Section 2.4(m);

1.1.29                        “Partnership Interest” has the meaning assigned to such term in Section 4.2;

1.1.30                        “Person” means any natural person, partnership, limited partnership, limited liability partnership, joint venture, syndicate, sole proprietorship, company or corporation (with or without share capital), limited liability company, unlimited liability company, joint stock company, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted and pronouns have a similarly extended meaning;

1.1.31                        “POP Issuer” means an issuer eligible to use the POP System or equivalent system established from time to time by the Canadian Commissions;

1.1.32                        “POP System” means the prompt offering prospectus qualification system under National Instrument 44-101 of the Canadian Securities Administrators entitled “Short Form Prospectus Distributions”;

1.1.33                        “Preferred Units” has the meaning assigned to such term in the preamble;

1.1.34                        “Property Partnership” has the meaning assigned to such term in the preamble;

1.1.35                        “Prospectus” means a prospectus (including a Shelf Prospectus), including any amendment or supplement thereto, prepared in accordance with applicable Canadian Securities Laws for the purpose of qualifying securities for distribution to the public in any province or territory of Canada;

1.1.36                        “Property Partnership LPA” means the Second Amended and Restated Limited Partnership Agreement for the Property Partnership dated August 8, 2013, as amended by the first amendment thereto dated December 4, 2014 (the “First Amendment”), as may be subsequently amended or restated;

1.1.37                        “Records” has the meaning assigned to such term in Section 2.4(m);

1.1.38                        “register,” “registered” and “registration” refers to (i) a registration effected by preparing and filing a Registration Statement in compliance with the U.S. Securities Act, and the declaration or ordering of the effectiveness of such registration statement, and (ii) a qualification for distribution under Canadian Securities Laws effected by preparing and filing a Prospectus;

1.1.39                        “Registration Statement” means a registration statement on Form F-1 or F-3 under the U.S. Securities Act (which includes any preliminary prospectus,

prospectus, prospectus supplement or free writing prospectus used in connection therewith);

1.1.40                        “Registrable Units” means the Units owned by Holders or issued to Holders upon conversion of the Preferred Units, together with any securities issued with respect to such Units by way of dividend or split or in connection with a combination of units, recapitalization, merger, consolidation, amalgamation, arrangement or other reorganization; provided, however, that Units that, pursuant to Section 2.9, no longer have registration rights hereunder shall not be considered Registrable Units;

1.1.41                        “Requesting Holders” shall mean any Holder(s) requesting to have its (their) Registrable Units included in any Demand Registration or Shelf Registration;

1.1.42                        “Required Filing Date” has the meaning assigned to such term in Section 2.1.1(b);

1.1.43                        “Rules” has the meaning assigned to such term in Section 1.7;

1.1.44                        “SEC” means the Securities and Exchange Commission or any other federal agency at the time administering the U.S. Securities Act;

1.1.45                        “Securities Laws” means Canadian Securities Laws or U.S. Securities Laws, as applicable;

1.1.46                        “Seller Affiliates” has the meaning assigned to such term in Section 2.7.1;

1.1.47                        “Shelf Prospectus” means a shelf prospectus of BPY filed with the Canadian Commissions under Canadian Securities Laws for offers and secondary sales of Registrable Units on a continuous basis;

1.1.48                        “Shelf Registration” means a registration of the Registrable Units under a registration statement pursuant to Rule 415 under the U.S. Securities Act;

1.1.49                        “Specified Interest” means the lesser of (x) a number of Units representing at least five percent (5%) of the issued and outstanding Units (assuming, in each case, conversion of all securities convertible, exchangeable or exercisable into Units (and using the then-applicable Exchange Number (as such term is defined in the Property Partnership LPA) in order to determine the number of Units issuable upon exchange or redemption of the Preferred Units)) or (y) Preferred Units and Units with an aggregate value of not less than $600,000,000 where the Preferred Units are valued based on the aggregate Redemption Price (as defined in the Property Partnership LPA) and the Units are valued based on the Fair Market Value (as defined in the Property Partnership LPA);

1.1.50                        “Subscription Agreement” has the meaning assigned to such term in the preamble;

1.1.51                        “Suspension Notice” has the meaning assigned to such term in Section 2.5;

1.1.52                        “Transfer” means (i) any direct or indirect offer, sale, lease, assignment, encumbrance, pledge, grant of a security interest, hypothecation, disposition or other transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any contract, option or other arrangement or understanding with respect to any offer, sale, lease, assignment, encumbrance, pledge, hypothecation, disposition or other transfer (by operation of law or otherwise), of any capital stock or interest in any capital stock or (ii) in respect of any capital stock or interest in any capital stock, to enter into any swap or any other agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of such capital stock or interest in capital stock, whether any such swap, agreement, transaction or series of transaction is to be settled by delivery of securities, in cash or otherwise.  “Transferred”, “Transferor” and “Transferee” and similar expressions have corresponding meanings;

1.1.53                        “Treasury Regulations” means the income tax regulations promulgated under the Code, as amended from time to time;

1.1.54                        “Units” means limited partnership units of BPY;

1.1.55                        “U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, or any similar federal statute, and the rules and regulations promulgated by the SEC thereunder;

1.1.56                        “U.S. Securities Act” means the United States Securities Act of 1933, as amended, or any similar federal statute and the rules and regulations promulgated by the SEC thereunder; and

1.1.57                        “U.S. Securities Laws” means, collectively, the securities laws of the United States, including the U.S. Exchange Act, the U.S. Securities Act, state securities or “blue sky” laws within the United States, and all rules, regulations and ordinances promulgated thereunder.

1.2                                                                               Headings and Table of Contents

The inclusion of headings and a table of contents in this Agreement are for convenience of reference only and will not affect the construction or interpretation hereof.

1.3                                                                               Interpretation

In this Agreement, unless the context otherwise requires:

1.3.1                               words importing the singular shall include the plural and vice versa, words importing gender shall include all genders or the neuter, and words importing the neuter shall include all genders;

1.3.2                               the words “include”, “includes”, “including”, or any variations thereof, when following any general term or statement, are not to be construed as limiting the general term or statement to the specific items or matters set forth or to similar items or matters, but rather as referring to all other items or matters that could reasonably fall within the broadest possible scope of the general term or statement;

1.3.3                               references to any Person include such Person’s successors and permitted assigns;

1.3.4                               except as otherwise provided in this Agreement, any reference in this Agreement to a statute, regulation, policy, rule or instrument shall include, and shall be deemed to be a reference also to, all rules and regulations made under such statute, in the case of a statute, all amendments made to such statute, regulation, policy, rule or instrument and to any statute, regulation, policy, rule or instrument that may be passed which has the effect of supplementing or superseding the statute, regulation, policy, rule or instrument so referred to;

1.3.5                               any reference to this Agreement or any other agreement, document or instrument shall be construed as a reference to this Agreement or, as the case may be, such other agreement, document or instrument as the same may have been, or may from time to time be, amended, varied, replaced, amended and restated, supplemented or otherwise modified;

1.3.6                               in the event that any day on which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount shall be determined or such action shall be required to be taken at or before the requisite time on the next succeeding day that is a Business Day; and

1.3.7                               except where otherwise expressly provided, all amounts in this Agreement are stated and shall be paid in U.S. currency.

1.4                                                                               Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction will not affect the validity or enforceability of any other provision hereof.  To the extent permitted by applicable law, the parties waive any provision of law which renders any provision of this Agreement invalid or unenforceable in any respect.  The parties will engage in good faith negotiations to replace any provision which is declared invalid or unenforceable with a valid and enforceable provision, the economic effect of which comes as close as possible to that of the invalid or unenforceable provision which it replaces.

1.5                                                                               Entire Agreement

This Agreement constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement.  There are no warranties, conditions, or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement.  No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made either prior to, contemporaneous with, or after entering into this Agreement, or any amendment or supplement hereto, by any party to this Agreement or its directors, officers, employees or agents, to any other party to this Agreement or its directors, officers, employees or agents, except to the extent that the same has been reduced to writing and included as a term of this Agreement, and none of the parties to this Agreement has been induced to enter into this Agreement or any amendment or supplement by reason of any such warranty, representation, opinion, advice or assertion of fact.  Accordingly, there will be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent contemplated above.

1.6                                                                               Waiver, Amendment

Except as expressly provided in this Agreement, no waiver of this Agreement will be binding unless executed in writing by the party to be bound thereby.  No waiver of any provision of this Agreement will constitute a waiver of any other provision nor will any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.  A party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right.  A single or partial exercise of any right will not preclude a party from any other or further exercise of that right or the exercise of any other right.  This Agreement may not be amended or modified in any respect except by a written agreement signed by BPY, the Investor (so long as the Investor owns any Units) and the Holders of a majority of the then outstanding Registrable Units.

1.7                                                                               Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of New York.  All disputes arising out of or in connection with this Agreement shall be finally settled under the Rules of Arbitration (the “Rules”) of the International Chamber of Commerce (“ICC”), which Rules are deemed to be incorporated by reference into this clause.  The tribunal shall consist of three (3) arbitrators.  The Holder, on the one hand, and BPY and/or the Property Partnership, as applicable, on the other hand, shall each designate one arbitrator.  The third arbitrator shall be designated by the two arbitrators designated by the parties.  If either the Holder, on the one hand, or BPY or the Property Partnership, as applicable, on the other hand, fails to designate an arbitrator within thirty (30) days after the filing of a dispute with the ICC, such arbitrator shall be appointed in the manner prescribed by the Rules.  Any arbitration proceeding conducted pursuant to this Agreement shall take place in New York, New York, being the legal seat of the arbitration, and shall be conducted in

English.  The decision or award of the arbitrators shall be in writing and shall be final and binding on the parties.

1.8                                                                               Specific Performance

The parties acknowledge and agree that in the event of a breach or threatened breach of its covenants hereunder, the harm suffered would not be compensable by monetary damages alone and, accordingly, in addition to other available legal or equitable remedies, each non-breaching party shall be entitled to apply for an injunction or specific performance with respect to such breach or threatened breach, without proof of actual damages (and without the requirement of posting a bond, undertaking or other security), and the Investor and BPY agree not to plead sufficiency of damages as a defense in such circumstances.

ARTICLE 2

REGISTRATION RIGHTS

2.1                                                                               Demand Registration

2.1.1                               Request for Registration

(a)                                 At any time and from time to time commencing on the date hereof, any Holder shall have the right to make up to four (4) demands to BPY to require BPY to file a Registration Statement and/or a Prospectus for a public offering of all or part of its Registrable Units (each demand, a “Demand Registration”), by delivering to BPY written notice stating that such right is being exercised, naming the Holders whose Registrable Units are to be included in such registration (collectively, the “Demanding Unitholders”), specifying the number of each such Demanding Unitholder’s Registrable Units to be included in such registration, and, subject to Section 2.1.3 hereof, describing the intended method of distribution thereof (a “Demand Request”).

(b)                                 Each Demand Request shall specify the aggregate number of Registrable Units proposed to be sold. Subject to Section 2.1.5, BPY shall file a Registration Statement and/or Prospectus in respect of a Demand Registration as soon as practicable and, in any event, within forty-five (45) days after receiving a Demand Request (the “Required Filing Date”) and shall use reasonable best efforts to cause the same to be declared Effective as promptly as practicable after such filing; provided, however, that:

(i)                                     BPY shall not be obligated to file a Registration Statement or a Prospectus in respect of a Demand Registration pursuant to Section 2.1.1(a) within sixty (60) days after the Effective Date of a previous Demand Registration, other than a Shelf Registration pursuant to this Article 2; and

(ii)                                  BPY shall not be obligated to file a Registration Statement or a Prospectus in respect of a Demand Registration pursuant to Section 2.1.1(a) unless the Demand Request is for a number of Registrable Units with a market value that is equal to at least $50,000,000 as of the date of such Demand Request.

2.1.2                               Shelf Registration.  With respect to any Demand Registration, the Requesting Holders may request BPY to file a Shelf Prospectus or effect a Shelf Registration.

2.1.3                               Selection of Underwriters.  At the request of a Requesting Holder, the offering of Registrable Units pursuant to a Demand Registration shall be in the form of a “firm commitment” underwritten offering.  The Requesting Holder shall select, from a list of three (3) underwriters which shall be provided by BPY promptly following such request, the investment banking firm or firms to manage the underwritten offering; provided that such selection shall be subject to the consent of BPY, which consent shall not be unreasonably withheld or delayed.  No Holder may participate in any registration pursuant to Section 2.1.1 unless such Holder (a) agrees to sell such Holder’s Registrable Units on the basis provided in any underwriting arrangements described above and (b) completes, executes and delivers, or causes such completion, execution and delivery of, all questionnaires, powers of attorney, indemnities, lock-ups, opinions, underwriting agreements and other documents as requested by the underwriters and reasonably required under the terms of such underwriting arrangements; provided, however, that BPY shall not require the Holder to make any representations or warranties in connection with any such registration other than representations and warranties as to (i) such Holder’s ownership of Registrable Units to be transferred free and clear of all liens, claims, and encumbrances, (ii) such Holder’s power and authority to effect such transfer, and (iii) such matters pertaining to compliance with Securities Laws as may be reasonably requested; provided, further, however, that the obligation of such Holder to indemnify pursuant to any such underwriting arrangements shall be several, not joint and several, among such Holders selling Registrable Units, and the liability of each such Holder will be in proportion thereto, and provided, further, that such liability will be limited to the net amount received by such Holder from the sale of its Registrable Units pursuant to such registration.

2.1.4                               Priority on Demand Registrations.  No securities to be sold for the account of any Person (including BPY) other than a Requesting Holder shall be included in a Demand Registration unless the managing underwriter or underwriters shall advise the Requesting Holders in writing that the inclusion of such securities will not adversely affect the price, timing or distribution of the offering or otherwise adversely affect its success (an “Adverse Effect”).  Furthermore, if the managing underwriter or underwriters shall advise the Requesting Holders that, even after exclusion of all securities of other Persons (including BPY) pursuant to the immediately preceding sentence, the amount of Registrable Units proposed to be included in such Demand Registration by Requesting Holders is sufficiently large to cause an Adverse Effect, the Registrable Units of the Requesting Holders to be

included in such Demand Registration shall equal the number of Registrable Units which the Requesting Holders are so advised can be sold in such offering without an Adverse Effect and such Registrable Units shall be allocated pro rata among the Requesting Holders on the basis of the number of Registrable Units requested to be included in such registration by each such Requesting Holder.

2.1.5                               Deferral of Filing.  BPY may defer the filing (but not the preparation) of a Registration Statement or Prospectus, as applicable, required by Section 2.1 until a date not later than ninety (90) days after the Required Filing Date if (a) at the time BPY receives the Demand Request, BPY is engaged in confidential negotiations or other confidential activities, disclosure of which would be required in such Registration Statement or Prospectus, as applicable (but would not be required if such Registration Statement or Prospectus, as applicable, were not filed), and the Board of the General Partner determines in good faith that such disclosure would be materially detrimental to BPY and its unitholders, (b) prior to receiving the Demand Request, BPY had determined to effect a registered underwritten public offering of BPY’s securities for BPY’s account and BPY had taken substantial steps (including selecting a managing underwriter for such offering) and is proceeding with reasonable diligence to effect such offering, or (c) at the time BPY receives the Demand Request, BPY is currently engaged in a self-tender or exchange offer and the filing of a Registration Statement or Prospectus, as applicable, would cause a violation of applicable Securities Laws.  A deferral of the filing of a Registration Statement or Prospectus, as applicable, pursuant to this Section 2.1.5 shall be lifted, and the requested Registration Statement or Prospectus, as applicable, shall be filed forthwith, if, in the case of a deferral pursuant to clause (a) of the preceding sentence, the negotiations or other activities are disclosed, otherwise become publicly known, or are terminated, or, in the case of a deferral pursuant to clause (b) of the preceding sentence, the proposed registration for BPY’s account is abandoned. In order to defer the filing of a Registration Statement or Prospectus, as applicable, pursuant to this Section 2.1.5, BPY shall promptly (but in any event within ten (10) days), upon determining to seek such deferral, deliver to the Requesting Holders a certificate signed by an officer or the Board of the General Partner stating that BPY is deferring such filing pursuant to this Section 2.1.5 and a general statement of the reason for such deferral and an approximation of the anticipated delay. Within twenty (20) days after receiving such certificate, the Requesting Holder may withdraw such Demand Request by giving notice to BPY; if withdrawn, the Demand Request shall be deemed not to have been made for all purposes of this Agreement.  BPY may defer the filing of a particular Registration Statement or Prospectus, as applicable, pursuant to this Section 2.1.5 no more than once during any three hundred sixty (360) day period.

2.2                                                                               Short-Form Filings

(a)                                 SEC Form F-3. BPY shall use its reasonable best efforts to cause Demand Registrations in the United States to be registered on Form F-3, and if BPY is not then eligible under U.S. Securities Laws to use Form F-3,

Demand Registrations shall be registered on the form for which BPY then qualifies.  BPY shall use its reasonable best efforts to remain eligible to use Form F-3.

(b)                                 Short-Form Prospectus. BPY shall use its reasonable best efforts to cause Demand Registrations in Canada to be qualified by way of a short-form Prospectus prepared pursuant to the POP System if, at the time of such Demand Registration, BPY is a POP Issuer and is able to do so in all of the provinces and territories in which the Demand Registration is to be effected. For greater certainty, it is acknowledged that in the event that BPY is not a POP Issuer or is unable to utilize the POP System in one or more Canadian provinces or territories in which the Demand Registration is to be effected, BPY shall proceed by way of long-form Prospectus.

2.3                                                                               Holdback Agreements

(a)                                 BPY shall not effect any public sale or distribution of its equity securities, or any securities convertible into or exchangeable or exercisable for such securities, during the seven (7) days prior to and during the ninety (90)-day period beginning on the Effective Date of a Demand Registration (other than a Shelf Registration or Shelf Prospectus, as applicable), except pursuant to registrations on Form S-8 or registrations to effect the acquisition of, or combination with, another Person, or unless the underwriters managing any such public offering otherwise agree.

(b)                                 If any Holders of Registrable Units notify BPY in writing that they intend to effect an underwritten sale of Units on a specified date registered pursuant to a Shelf Registration or Shelf Prospectus, as applicable, pursuant to Article 2 hereof, BPY shall not effect any public sale or distribution of its equity securities, or any securities convertible into or exchangeable or exercisable for its equity securities, during the seven (7) days prior to and during the ninety (90)-day period beginning on the date specified in such notice, except pursuant to registrations on Form S-8 or registrations to effect the acquisition of, or combination with, another Person, or unless the underwriters managing any such public offering otherwise agree.

(c)                                  Each Holder agrees, in the event of an underwritten offering by BPY (whether for the account of BPY or otherwise), not to offer, sell, contract to sell or otherwise dispose of any Registrable Units, or any securities convertible into or exchangeable or exercisable for such securities, including any sale pursuant to Rule 144 under the U.S. Securities Act (except as part of such underwritten offering), during the seven (7) days prior to, and during the ninety (90)-day period (or such lesser period as the lead or managing underwriters may require) beginning on, the Effective Date for such underwritten offering (or, in the case of an offering pursuant to an effective Shelf Registration or Shelf Prospectus, the pricing date for such underwritten offering).

2.4                                                                               Registration Procedures

Whenever any Holder has requested that any Registrable Units be registered pursuant to this Agreement, BPY will use its reasonable best efforts to effect the registration and the sale of such Registrable Units in accordance with the intended method of disposition thereof as promptly as is practicable, and pursuant thereto BPY will as expeditiously as possible:

(a)                                 prepare and file, pursuant to Section 2.1.1(b)  with respect to any Demand Registration, subject to Section 2.2, a Registration Statement or Prospectus, as applicable, with respect to such Registrable Units and use its reasonable best efforts to cause such Registration Statement or Prospectus, as applicable, to become Effective; provided that as far in advance as practicable before filing such Registration Statement or Prospectus, as applicable, or any amendment or supplement thereto, BPY will furnish to the selling Holders copies of reasonably complete drafts of all such documents prepared to be filed (including exhibits), and any such Holder shall have the opportunity to object to any information contained therein and BPY will make corrections reasonably requested by such Holder with respect to such information prior to filing any such Registration Statement or Prospectus, as applicable, or any amendment or supplement thereto;

(b)                                 except in the case of a Shelf Registration or Shelf Prospectus, prepare and file with the SEC or the applicable Canadian Commissions, such amendments, post-effective amendments and supplements to such Registration Statement or Prospectus, as applicable, as may be necessary to keep such Registration Statement or Prospectus, as applicable, effective for a period of not less than one hundred eighty (180) days (or such lesser period as is necessary for the underwriters in an underwritten offering to sell unsold allotments) and comply with the provisions of the applicable Securities Laws with respect to the disposition of all securities covered by such Registration Statement or Prospectus, as applicable, during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such Registration Statement or Prospectus, as applicable;

(c)                                  in the case of a Shelf Registration or Shelf Prospectus, prepare and file with the SEC or the applicable Canadian Commissions, as applicable, such amendments and supplements to such Shelf Registration or Shelf Prospectus, as applicable, as may be necessary to keep such Shelf Registration or Shelf Prospectus, as applicable, effective and to comply with the provisions of the applicable Securities Laws with respect to the disposition of all Registrable Units subject thereto for a period ending on the earlier of (i) twenty four (24) months after the Effective Date and (ii) the date on which all the Registrable Units subject thereto have been sold pursuant to such Shelf Registration or Shelf Prospectus, as applicable;

(d)                                 furnish to each seller of Registrable Units and the underwriters of the securities being registered such number of copies of such Registration Statement, Shelf Registration, or Prospectus, as applicable (in the English language and, if required, the French language), each amendment and supplement thereto,  any documents incorporated by reference therein and such other documents as such seller or underwriters may reasonably request in order to facilitate the disposition of the Registrable Units owned by such seller or the sale of such securities by such underwriters (it being understood that, subject to Section 2.5 and the requirements of the applicable Securities Laws, BPY consents to the use of the Registration Statement, Shelf Registration and Prospectus, as applicable, and any amendment or supplement thereto by each seller and the underwriters in connection with the offering and sale of the Registrable Units covered by the Registration Statement, Shelf Registration or Prospectus, as applicable;

(e)                                  use its reasonable best efforts to register or qualify such Registrable Units under such other securities or “blue sky” laws of such jurisdictions as the managing underwriter reasonably requests (or, in the event the Registration Statement, Shelf Registration or Prospectus, as applicable, does not relate to an underwritten offering, as the holders of a majority of such Registrable Units may reasonably request); use its reasonable best efforts to keep each such registration or qualification (or exemption therefrom) effective during the period in which such Registration Statement, Shelf Registration or Prospectus, as applicable, is required to be kept effective; and do any and all other acts and things which may be reasonably necessary or advisable to enable each seller to consummate the disposition of the Registrable Units owned by such seller in such jurisdictions (provided, however, that BPY will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subparagraph, (ii) subject itself to taxation in any such jurisdiction, or (iii) consent to general service of process in any such jurisdiction);

(f)                                   notify each seller and each underwriter and (if requested by any such Person) confirm such notice in writing (i) when any supplement or amendment to the Registration Statement, Shelf Registration or Prospectus, as applicable, has been filed following the Effective Date, and when the same has become effective, (ii) of the issuance by any state securities or other regulatory authority of any order suspending the qualification or exemption from qualification of any of the Registrable Units under state securities or “blue sky” laws or the initiation of any proceedings for that purpose, and (iii) of the happening of any event which makes any statement made in the Registration Statement, Shelf

Registration or Prospectus, as applicable, untrue or which requires the making of any changes in such Registration Statement, Shelf Registration or Prospectus, as applicable, or documents so that they will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and, as promptly as practicable thereafter, prepare and file with the SEC and the applicable Canadian Commissions (as applicable) and furnish a supplement or amendment to such Registration Statement, Shelf Registration or Prospectus, as applicable, so that, as thereafter deliverable to the purchasers of such Registrable Units, such Registration Statement, Shelf Registration or Prospectus, as applicable, will not contain any untrue statement of a material fact or omit a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(g)                                  permit any selling Holder, which in such Holder’s sole and exclusive judgment, might reasonably be deemed to be an underwriter or a controlling person of BPY, to participate in the preparation of such Registration Statement, Shelf Registration or Prospectus, as applicable, and to require the insertion therein of material, furnished to BPY in writing, which in the reasonable judgment of such Holder and its counsel should be included;

(h)                                 make reasonably available personnel, as selected by the Holders of a majority of the Registrable Units included in such registration, for assistance in the selling effort relating to the Registrable Units covered by such registration, including, but not limited to, the participation of such members of BPY’s management in road show presentations;

(i)                                     otherwise use its reasonable best efforts to comply with all applicable Securities Laws, and make generally available to BPY’s unitholders an earnings statement satisfying the provisions of Section 11(a) of the U.S. Securities Act no later than thirty (30) days after the end of the twelve (12) month period beginning with the first day of BPY’s first fiscal quarter commencing after the Effective Date, which earnings statement shall cover said twelve (12) month period, and which requirement will be deemed to be satisfied if BPY timely files complete and accurate information on Forms 20-F and 6-K under the Exchange Act which otherwise complies with Rule 158 under the U.S. Securities Act;

(j)                                    if requested by the managing underwriter or any seller, promptly incorporate in a prospectus supplement or post-effective amendment such information as the managing underwriter or any seller reasonably requests to be included therein, including, without limitation, with respect to the Registrable Units being sold by such seller, the purchase price being paid therefor by the underwriters and with respect to any other terms of the underwritten offering of the Registrable Units to be sold in such offering, and promptly make all required filings of such prospectus supplement or post-effective amendment;

(k)                                 after filing of any document which is incorporated by reference into the Registration Statement or Prospectus, as applicable (in the form in which it was incorporated), deliver a copy of each such document to each seller;

(l)                                     cooperate with the sellers and the managing underwriter to facilitate the timely preparation and delivery of certificates (which shall not bear any restrictive legends unless required under applicable law) representing securities sold under any Registration Statement or Prospectus, as applicable, and enable such securities to be in such denominations and registered in such names as the managing underwriter or such sellers may request and keep available and make available to BPY’s transfer agent prior to the Effective Date a supply of such certificates;

(m)                             make available for inspection by any seller, any underwriter participating in any disposition pursuant to any Registration Statement or Prospectus, as applicable, and any attorney, accountant or other agent or representative retained by any such seller or underwriter (collectively, the “Inspectors”), all financial and other records, pertinent corporate documents and properties of BPY (collectively, the “Records”), as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause BPY’s officers, directors and employees to supply all information requested by any such Inspector in connection with such Registration Statement or Prospectus, as applicable; provided, however, that, unless the disclosure of such Records is necessary to avoid or correct a misstatement or omission in the Registration Statement or Prospectus, as applicable, or the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction, BPY shall not be required to provide any information under this subparagraph (m) if (i) BPY believes, after consultation with counsel for BPY, that to do so would cause BPY to forfeit an attorney-client privilege that was applicable to such information or (ii) if either (x) BPY has requested and been granted from the SEC or a Canadian Commission confidential treatment of such information contained in any filing with the SEC or a Canadian Commission or documents provided supplementally or otherwise or (y) BPY reasonably determines in good faith that such Records are confidential and so notifies the Inspectors in writing, unless prior to furnishing any such information with respect to clause (ii) such Holder of Registrable Units requesting such information agrees to enter into a confidentiality agreement in customary form and subject to customary exceptions; and provided, further, that each Holder of Registrable Units agrees that it will, upon learning that disclosure of such Records is sought in a court of competent jurisdiction, give notice to BPY and allow BPY, at its expense, to undertake appropriate action and to prevent disclosure of the Records deemed confidential;

(n)                                 furnish to each seller and underwriter a signed counterpart of (i) an opinion or opinions of counsel to BPY, (ii) a comfort letter or comfort letters from BPY’s independent auditors, addressed to the underwriters, each in customary form and covering such matters of the type customarily covered by opinions or comfort letters, as the case may be, as the managing underwriter reasonably requests, and (iii) if a Prospectus is filed in Quebec, opinions of Quebec counsel to BPY and the auditors of BPY addressed to the Holder and the underwriter or underwriters of such distribution relating to the translation of the Prospectus;

(o)                                 cause the Registrable Units included in any Prospectus or Registration Statement, as applicable, to be listed on the Toronto Stock Exchange and on the New York Stock Exchange;

(p)                                 provide and cause to be maintained a transfer agent and registrar for all Registrable Units registered hereunder;

(q)                                 cooperate with each seller and each underwriter participating in the disposition of such Registrable Units and their respective counsel in connection with any filings required to be made with FINRA;

(r)                                    during the period when the Registration Statement or Prospectus, as applicable, is required to be delivered under applicable Securities Laws, promptly file all documents required to be filed with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act or with the Canadian Commissions pursuant to Canadian Securities Laws;

(s)                                   notify each seller of Registrable Units promptly of any request by the SEC or a Canadian Commission for the amending or supplementing of such Registration Statement or Prospectus, as applicable, or for additional information;

(t)                                    enter into such agreements (including underwriting agreements in the managing underwriter’s customary form) as are customary in connection with an underwritten registration; and

(u)                                 advise each seller of such Registrable Units, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order or ruling by the SEC or a Canadian Commission suspending the effectiveness of such Registration Statement or Prospectus, as applicable, or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal at the earliest possible moment if such stop order should be issued.

2.5                                                                               Suspension of Dispositions

Each Holder agrees by acquisition of any Registrable Units that, upon receipt of any notice (a “Suspension Notice”) from BPY of the happening of any event of the kind described in Section 2.4(f)(iii) such Holder will forthwith discontinue disposition of Registrable Units until such Holder’s receipt of the copies of the supplemented or amended Registration Statement or Prospectus, as applicable, or until it is advised in writing (the “Advice”) by BPY that the use of the Registration Statement or Prospectus, as applicable, may be resumed, and has received copies of any additional or supplemental filings which are incorporated by reference in the Registration Statement or Prospectus, as applicable, and, if so directed by BPY, such Holder will deliver to BPY all copies, other than permanent file copies then in such Holder’s possession, of the Registration Statement or Prospectus, as applicable, covering such Registrable Units current at the time of receipt of such notice.  In the event BPY shall give any such notice, the time period regarding the effectiveness of Registration Statements or Prospectuses, as applicable, set forth in Sections 2.4(b) and 2.4(c) hereof shall be extended by the number of days during the period from and including the date of the giving of the Suspension Notice to and including the date when each seller of Registrable Units covered by such Registration Statement or Prospectus, as applicable, shall have received the copies of the supplemented or amended Registration Statement or Prospectus, as applicable, or the Advice. BPY shall use its reasonable best efforts and take such actions as are reasonably necessary to render the Advice as promptly as practicable.

2.6                                                                               Registration Expenses

All fees and expenses incident to any registration including, without limitation, BPY’s performance of or compliance with this Article 2, all registration and filing fees, all fees and expenses associated with filings required to be made with FINRA (including, if applicable, the reasonable fees and expenses of any “qualified independent underwriter” and of its counsel), as may be required by the rules and regulations of FINRA, fees and expenses of compliance with securities or “blue sky” laws (including reasonable fees and disbursements of counsel in connection with “blue sky” qualifications of the Registrable Units), rating agency fees, printing expenses (including expenses of printing certificates for the Registrable Units and of printing prospectuses), messenger and delivery expenses, the fees and expenses incurred in connection with any listing or quotation of the Registrable Units, fees and expenses of counsel for BPY and its independent auditors (including the expenses of any special audit or “cold comfort” letters required by or incident to such performance), the fees and expenses of any special experts retained by BPY in connection with such registration, and the fees and expenses of other persons retained by BPY, will be borne by BPY (unless paid by a security holder that is not a Holder for whose account the registration is being effected) whether or not any Registration Statement or Prospectus becomes Effective; provided, however, that any underwriting discounts, commissions, or fees attributable to the sale of the Registrable Units will be borne by the Holders pro rata on the basis of the number of Units so registered and the reasonable fees and expenses of any counsel, accountants, or other persons retained or employed by any Holder will be borne by such Holder.

2.7                                                                               Indemnification

2.7.1                               BPY agrees to indemnify and reimburse, to the fullest extent permitted by law, each seller of Registrable Units, and each of its employees, advisors, agents, representatives, partners, officers, and directors and each Person who Controls such seller and any agent or investment advisor thereof (collectively, the “Seller Affiliates”) (a) against any and all losses, claims, damages, liabilities, and expenses, joint or several (including, without limitation, reasonable attorneys’ fees and disbursements except as limited by Section 2.7.3) based upon, arising out of, related to or resulting from any untrue or alleged untrue statement of a material fact contained in any Registration Statement or Prospectus or any amendment thereof or supplement thereto, or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, (b) against any and all loss, liability, claim, damage, and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation or investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon, arising out of, related to or resulting from any such untrue statement or omission or alleged untrue statement or omission, and (c) against any and all costs and expenses (including reasonable fees and disbursements of counsel) as may be reasonably incurred in investigating, preparing, or defending against any litigation, or investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon, arising out of, related to or resulting from any such untrue statement or omission or alleged untrue statement or omission, or violation of Securities Laws, to the extent that any such expense or cost is not paid under subparagraph (a) or (b) above; except insofar as any such statements are made in reliance upon and in strict conformity with information furnished in writing to BPY by such seller or any Seller Affiliate for use therein or arise from such seller’s or any Seller Affiliate’s failure to deliver a copy of the Registration Statement or Prospectus or any amendments or supplements thereto after BPY has furnished such seller or Seller Affiliate with a sufficient number of copies of the same. The reimbursements required by this Section 2.7.1 will be made by periodic payments during the course of the investigation or defense, as and when bills are received or expenses incurred.

2.7.2                               In connection with any Registration Statement or Prospectus in which a seller of Registrable Units is participating, each such seller will furnish to BPY in writing such information and affidavits as BPY reasonably requests for use in connection with any such Registration Statement or Prospectus, as applicable, and, to the fullest extent permitted by law, each such seller will indemnify BPY and each of its employees, advisors, agents, representatives, partners, officers and directors and each Person who Controls BPY (excluding such seller or any Seller Affiliate) and any agent or investment advisor thereof against any and all losses, claims, damages, liabilities, and expenses (including, without limitation, reasonable attorneys’ fees and disbursements except as limited by Section 2.7.3) resulting from any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or Prospectus, as applicable, or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission is contained in any information or affidavit so furnished in writing by such seller or any of its Seller Affiliates specifically for inclusion in the Registration Statement or Prospectus, as applicable; provided that the obligation to indemnify will be several, not joint and several, among such sellers of Registrable Units, and the liability of each such seller of Registrable Units will be in proportion to, and will be limited to, the net amount received by such seller from the sale of Registrable Units pursuant to such Registration Statement or Prospectus, as applicable; provided, however, that such seller of Registrable Units shall not be liable in any such case to the extent that prior to the filing of any such Registration Statement or Prospectus, as applicable, or amendment thereof or supplement thereto, such seller has furnished in writing to BPY information expressly for use in such Registration Statement or Prospectus, as applicable, or any amendment thereof or supplement thereto which corrected or made not misleading information previously furnished to BPY.

2.7.3                               Any Person entitled to indemnification hereunder will (a) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give such notice shall not limit the rights of such Person) and (b) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided, however, that any person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such person unless (i) the indemnifying party has agreed to pay such fees or expenses, (ii) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person, or (iii) such counsel has been retained due to a conflict as described below.  If such defense is not assumed by the indemnifying party as permitted hereunder, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld or delayed).  If such defense is assumed by the indemnifying party pursuant to the provisions hereof, such indemnifying party shall not settle or otherwise compromise the applicable claim unless (A) such settlement or compromise contains a full and unconditional release of the indemnified party without any admission of liability on the part of such indemnified party or (B) the indemnified party otherwise consents in writing.  An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim (together with appropriate local counsel), unless in the reasonable judgment of any indemnified party, a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim, in which event the indemnifying party shall be obligated to pay the reasonable fees and disbursements of such additional counsel or counsels.

2.7.4                               Each party hereto agrees that, if for any reason the indemnification provisions contemplated by Section 2.7.1 or Section 2.7.2 are unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities, or expenses (or actions in respect thereof) referred to therein, then each indemnifying party shall contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, liabilities, or expenses (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party in connection with the actions which resulted in the losses, claims, damages, liabilities or expenses as well as any other relevant equitable considerations.  The relative fault of such indemnifying party and indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by such indemnifying party or indemnified party, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.  The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 2.7.4 were determined by pro rata allocation (even if the Holders or any underwriters or all of them were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to in this Section 2.7.4. The amount paid or payable by an indemnified party as a result of the losses, claims, damages, liabilities, or expenses (or actions in respect thereof) referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such indemnified party in connection with investigating or, except as provided in Section 2.7.3, defending any such action or claim.  Notwithstanding the provisions of this Section 2.7.4, no Holder shall be required to contribute an amount greater than the dollar amount by which the net proceeds received by such Holder with respect to the sale of any Registrable Units exceeds the amount of damages which such Holder has otherwise been required to pay by reason of any and all untrue or alleged untrue statements of material fact or omissions or alleged omissions of material fact made in any Registration Statement or Prospectus, as applicable, or any amendment thereof or supplement thereto related to such sale of Registrable Units.  No person guilty of fraudulent misrepresentation shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  The Holders’ obligations in this Section 2.7.4 to contribute shall be several in proportion to the amount of Registrable Units registered by them and not joint.

2.7.5                               If indemnification is available under this Section 2.7, the indemnifying parties shall indemnify each indemnified party to the full extent provided in Section 2.7.1 and Section 2.7.2 without regard to the relative fault of said indemnifying party or indemnified party or any other equitable consideration provided for in Section 2.7.4 subject, in the case of the Holders, to the limited dollar amounts set forth in Section 2.7.2.

2.7.6                               The indemnification and contribution provided for under this Agreement will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, or controlling Person of such indemnified party and will survive the transfer of securities.

2.8                                                                               Current Public Information

BPY will file the reports required to be filed by it under applicable Securities Laws (or, if BPY is not required to file such reports, will, upon the request of the Holders, make publicly available other information) and will take such further action as any of the Holders may reasonably request, all to the extent required from time to time to enable the Holders to sell Registrable Securities without registration under, and subject to the limitations of, applicable Securities Laws.  Upon the reasonable request of any Holder, BPY will deliver to such parties a written statement as to whether it has complied with such requirements and will, at its expense, forthwith upon the request of any such Holder, deliver to such Holder a certificate, signed by an officer, stating (a) BPY’s name, address and telephone number (including area code), (b) BPY’s Internal Revenue Service identification number and Business Number issued by the Canada Revenue Agency, (c) BPY’s SEC and SEDAR file numbers, (d) the number of Units outstanding as shown by the most recent report or statement published by BPY, and (e) whether BPY has filed the reports required to be filed under applicable Securities Laws for a period or at least ninety (90) days prior to the date of such certificate and in addition has filed the most recent annual report required to be filed thereunder.

2.9                                                                               Termination of Registration Rights

The Holders may exercise the registration rights granted hereunder in such manner and proportions as they shall agree among themselves.  The registration rights hereunder shall cease to apply to any particular Registrable Unit when: (a) a Registration Statement or Prospectus, as applicable, with respect to the sale of such Units shall have become Effective and such Units shall have been disposed of in accordance with such Registration Statement or Prospectus, as applicable; (b) such Units shall have been sold to the public pursuant to an exemption under applicable Securities Laws; (c) such Units shall have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer shall have been delivered by BPY and subsequent public distribution of them shall not require registration under applicable Securities Laws; (d) such Units shall have ceased to be outstanding; (e) the Holder of such Units ceases to be Controlled by the Qatar Investment Authority; or (f) such Units are eligible for sale pursuant to Rule 144(b)(1) (without the requirement for BPY to be in compliance with the current public information required under Rule 144) under the U.S. Securities Act, provided that, in case of (f), the registration rights hereunder shall continue to apply so long as the anticipated gross proceeds from the sale of the Registrable Units, as reasonably determined by the Requesting Holder acting in good faith, proposed to be sold under a Demand Registration exceeds $100,000,000 determined as of the date of such Demand Request.  BPY shall promptly upon the request of any Holder furnish to such Holder evidence of the number of Registrable Units then outstanding.

2.10                        Preservation of Rights

BPY will not directly or indirectly (a) grant any registration rights to third parties which are more favorable than or inconsistent with the rights granted hereunder unless BPY provides such more favorable rights to the Holders or (b) enter into any agreement, take any action, or permit any change to occur, with respect to its securities that violates or subordinates the rights expressly granted to the Holders in this Agreement.

2.11                        Transfer of Registration Rights

The registration rights of each Holder under this Agreement in connection with all or any portion of such Holder’s Registrable Units may be assigned, in whole or in part, to any Affiliate of the Holder who agrees in writing to be subject to and bound by all the terms and conditions of this Agreement in connection with the Transfer of Units or Preferred Units by such Holder to such Affiliate in accordance with Section 5.3.  For greater certainty, all such Affiliates are included under the definition of “Holder” under this Agreement. For greater certainty, in the case of a transfer of less than all of such Holder’s Registrable Units, no such assignment will limit or otherwise impair the transferor’s rights under this Agreement.

ARTICLE 3

CORPORATE GOVERNANCE

3.1                                                                               Directors

3.1.1                               For so long as the Investor holds (directly or indirectly through one or more Holders) a number of Units representing at least five percent (5%) of the issued and outstanding Units (assuming, in each case, conversion of all securities convertible, exchangeable or exercisable into Units (and using the then-applicable Exchange Number (as such term is defined in the Property Partnership LPA) in order to determine the number of Units issuable upon exchange, maturity or redemption of the Preferred Units)), but subject to Section 3.1.2, BPY covenants and agrees that (a) the Investor shall be entitled to designate and have appointed one (1) individual for appointment to the board of directors (the “Board”, and such directors, the “Directors”; and such designated Director, a “Director Designee”) of the sole general partner of BPY, presently Brookfield Property Partners Limited (the “General Partner”), (b) the Investor shall have the right to designate that any such Director Designee be removed or replaced at the request of the Investor at any time and from time to time in accordance with this Section 3.1, (c) such Director Designee shall have less than ten percent (10%) of the aggregate number of votes that may be cast by all Directors of the Board taken together, and (d) as soon as practicable and in any event prior to or on the next regularly scheduled meeting of the Board, the bye-laws of the General Partner shall be amended to reflect (c) above.

3.1.2                               On the closing date of the issuance of the Preferred Units contemplated by the Subscription Agreement, the Investor’s initial designee shall be appointed as a non-voting observer to the Board (the “Board Observer”). Such appointment shall be effective upon written notice from the Investor to BPY of the name and contact information of the individual to be so appointed. Subject to any related person, conflict of interest, recusal or similar policy or practice of the General Partner, BPY will cause the Board Observer to be provided with all communications and materials that are provided by BPY or its consultants to the Directors of the Board generally, at the same time and in the same manner that such communications and materials are provided to such Directors, including all notices, board packages, reports, presentations, minutes and consents. The Board Observer shall hold in confidence and trust and not use or disclose any confidential information provided to or learned by him or her in connection with the Board Observer’s rights hereunder for any purpose other than the observation and participation rights contemplated hereby, unless otherwise required by law. As soon as practicable after the Investor’s initial designee has satisfied all of the requirements set forth in Section 3.1.3 of this Agreement, as determined by BPY, and in any event prior to or on the next regularly scheduled meeting of the Board after such determination, such designee’s appointment as the Board Observer shall be terminated, and such designee shall be appointed as a Director pursuant to Section 3.1.1.

3.1.3                               The Director Designee from time to time must (i) meet the standards of independence established by the New York Stock Exchange, the Toronto Stock Exchange and applicable securities regulatory authorities from time to time applicable to the General Partner, (ii) be reasonably acceptable to the Board and (iii) provide all information and sign all documents required to be provided and signed pursuant to applicable securities laws (including the rules of the Toronto Stock Exchange and the New York Stock Exchange).

3.1.4                               If (i) the Investor ceases to have a right to designate an individual for appointment as a Director in accordance with Section 3.1.1 above, (ii) the Director Designee ceases to meet the standards of independence established by the New York Stock Exchange, the Toronto Stock Exchange and applicable securities regulatory authorities from time to time applicable to the General Partner in accordance with Section 3.1.3 above, (iii) the Director Designee ceases to be reasonably acceptable to the Board, or (iv) the Investor ceases to be Controlled by the Qatar Investment Authority, then, in any such case, the Investor will request that such Director Designee resign as a Director and, in the case of (i), (ii) and (iii), the Investor shall have the right to designate another individual for appointment to the Board in accordance with Section 3.1.1 above.

ARTICLE 4

ADDITIONAL RIGHTS

4.1                                                                               Anti-Dilution

During the period commencing on the date hereof and ending on the day that is 180 days thereafter, BPY shall not (and shall cause its subsidiaries not to), without the prior written consent of the Investor, directly or indirectly, offer to sell, grant any option for sale of, or otherwise dispose of, or announce any intention to do so, in a public offering or by way of private placement, any Units (or any securities that are convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire Units) at a price that is less than the Exchange Price (as such term is defined in the Property Partnership LPA). Notwithstanding the foregoing, this Section 4.1 shall not apply to (i) Units or other securities issuable pursuant to the Preferred Units; (ii) Units or other securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire Units (x) upon conversion of previously issued securities or (y) pursuant to BPY’s distribution reinvestment plan; or (iii) options, warrants, securities or similar rights convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire Units issued to directors, officers or employees of BPY or its Affiliates as compensation.

4.2                                                                               Notification of Partnership Interest Ownership Change

4.2.1                               BPY shall, on its own behalf and on behalf of the Property Partnership, notify a Holder in writing at least thirty (30) days prior to any event that would cause such Holder to own either (i) ten percent (10%) or more of the “Partnership Interest” in BPY, as defined in the Second Amended and Restated Limited Partnership Agreement of BPY dated August 8, 2013, as may be subsequently amended or restated, or (ii) ten percent (10%) or more of the Partnership Interest in the Property Partnership, as defined in the Property Partnership LPA.  For purposes of item (i) in the preceding sentence, (x) Units held by a Holder shall only be taken into account if acquired by such Holder from BPY upon the exchange of Preferred Units for Units, (y) Preferred Units not exchanged for Units shall be treated as exchanged for Units (based on the expected Exchange Number (as such term is defined in the Property Partnership LPA) immediately following such event), and (z) any other instruments issued by the Property Partnership or any of its Affiliates, not described in the foregoing clauses (x) and (y), and which are convertible into or exchangeable for Units (including without limitation by reason of a redemption of any Partnership Interest in BPY or any Partnership Interest in the Property Partnership, as defined above) shall be treated as converted into or exchanged for Units, as the case may be.  The foregoing determinations shall be made by BPY in good faith, acting reasonably.

4.2.2                               Upon request by BPY, the Holder shall notify BPY in writing of its beneficial ownership of Partnership Interests within five (5) business days of such request by BPY. The Investor also shall notify BPY in writing promptly after the

Investor owns (directly or indirectly through one or more Holders) less than five percent (5%) of the issued and outstanding Units (assuming, in each case, conversion of all securities convertible, exchangeable or exercisable into Units (and using the then-applicable Exchange Number (as such term is defined in the Property Partnership LPA) in order to determine the number of Units issuable upon exchange or redemption of the Preferred Units)).

4.3                                                                               Tax Undertakings

4.3.1                               For so long as the Investor holds (directly or indirectly through one or more Holders) the Specified Interest, BPY shall use commercially reasonable efforts (including in its capacity as managing general partner of the Property Partnership) to avoid the realization by any Holder, solely as a result of holding Preferred Units or Units received in exchange for such Preferred Units, of income derived from the conduct of commercial activity within the meaning of Section 892 of the Code, and the current, temporary and proposed Treasury Regulations as in effect on the date hereof. For the avoidance of doubt, BPY shall have no obligation under this Section 4.3 with regard to any Person that is not a Holder of Preferred Units or Units received in exchange for such Preferred Units.

4.3.2                               For so long as the Investor holds (directly or indirectly through one or more Holders) the Specified Interest, BPY (including in its capacity as managing general partner of the Property Partnership) agrees that (i) BPY and the Property Partnership will be classified as partnerships for U.S. federal income tax purposes unless BPY determines in good faith that, based on a change in U.S. federal tax law or administrative practice (including the issuance of Treasury Regulations in temporary or final form, revenue rulings, notices and announcements, but in the case of a notice or announcement, only to the extent such notice or announcement indicates an intention to issue Treasury Regulations or a revenue ruling that would result in a change of Law, but excluding private letter rulings, technical advice memoranda or other non-binding or non-precedential authorities) or a judicial decision (a “Change in Tax Law”), that, based on the advice of nationally-recognized counsel experienced as to such matters, it is in the best interests of its partners or the Property Partnership’s partners (including the Investor and BAM), as applicable, to be treated otherwise, and BPY (including in its capacity as managing general partner of the Property Partnership) will not take any action inconsistent with such treatment, and (ii) it will use commercially reasonable efforts to ensure that neither BPY nor the Property Partnership will be centrally managed and controlled in Canada or otherwise be a “Canadian resident partnership” within the meaning of that term for Canadian tax purposes.

4.3.3                               For so long as the Investor holds (directly or indirectly through one or more Holders) the Specified Interest, BPY (including in its capacity as managing general partner of the Property Partnership) shall use its best efforts to comply with any requirements of Sections 1471 or 1472 of the Code (including those set forth in Section 1471(b)(1) of the Code) that are necessary to avoid the imposition of withholding taxes on BPY or the Property Partnership, as applicable, pursuant to

Section 1471(a) of the Code. For the purpose of complying with FATCA, each Holder shall provide such forms, certifications, and other documentation as may reasonably be required or requested by BPY or the Property Partnership (i) to determine the status of such Holder for purposes of FATCA, (ii) to determine whether any payments made to such Holder are subject to withholding tax under Section 1471(a) of the Code, and (iii) otherwise to assist BPY and the Property Partnership in complying with any reporting, due diligence, or withholding obligations under FATCA. Notwithstanding the foregoing, in no event shall any Holder be required to provide any forms, certifications or other documentation or information that the Holder determines in its sole discretion would materially prejudice the Holder’s legal or commercial position (including, without limitation, any financial statements of the Holder or any information regarding any assets or investments of the Holder). Absent a Change in Tax Law, BPY and the Property Partnership currently expect that the provision of an applicable IRS Form W-8 shall satisfy any certification requirements of the Holder under FATCA with respect to its ownership of Units. For purposes of this Section 4.3.3, “FATCA” means Sections 1471 through 1474 of the Code, any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the Code, and any fiscal or regulatory legislation, rules, or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of Sections 1471 through 1474 of the Code.

4.4                                                                               Joint Appointment

Notwithstanding the terms of the Preferred Units, as set forth in Schedule A of the Property Partnership LPA, or so long as the Investor holds (directly or indirectly through one or more Holders) a number of Preferred Units representing a majority of the Preferred Units, the General Partner agrees to jointly select and appoint any such qualified independent financial advisor with the Investor.

ARTICLE 5

RESTRICTIONS ON TRANSFER

5.1                                                                               Restrictions on Transfer

Each Holder agrees that it shall not, subject to Sections 5.2 and 5.3, Transfer any Preferred Units or Units into which such Preferred Units are exchanged.

5.2                                                                               Release of Transfer Restrictions

The restriction on Transfer in Section 5.1 will be lifted in respect of one-third of the Preferred Units of each series and of each Holder (or the Units into which they are exchangeable) on each of the first, second and third anniversaries of the date hereof.

5.3                                                                               Transfers to Affiliates

A Holder is permitted to Transfer all or a portion of its Preferred Units or Units into which such Preferred Units are exchanged to an Affiliate without complying with the provisions of Section 5.1, provided that no such Transfer will be effective until such Holder and the Transferee have entered into an agreement with BPY whereby such Holder and Transferee agree that:

(a)                                 such Transferee thereby assumes and is bound by all the obligations of the Holder relating to the Preferred Units or Units into which such Preferred Units are exchanged and is subject to all the restrictions to which the Holder is subject under the terms of this Agreement; and

(b)                                 such transferee will re-Transfer the Preferred Units or Units into which such Preferred Units are exchanged, or such part thereof, which was Transferred to it by the Holder to such Holder if the Transferee will cease to be an Affiliate of such Holder;

and upon Transfer to an Affiliate in accordance with this Section 5.3, unless BPY agrees to release the Holder from its obligations, the Holder will be jointly and severally liable with the Transferee for such obligations.

5.4                                                                               No Amendment to Terms of Preferred Units.

As long as the Holder beneficially owns at least 25% of the outstanding Preferred Units, BPY (including in its capacity as managing general partner of the Property Partnership) shall ensure that no amendment is made to the terms of the Preferred Units without the prior written consent of the Holder.

ARTICLE 6

MISCELLANEOUS

6.1                                                                               Termination

This Agreement will terminate with respect to any Holder when such Holder ceases to own any Preferred Units or Units, except as to the obligation to indemnify given pursuant to Section 2.7 of this Agreement.

6.2                                                                               Assignment and Transfer of Rights and Obligations

This Agreement and all rights and obligations hereunder cannot be assigned or transferred by either party without the other party’s prior written consent (other than in connection with Transfers to Affiliates as contemplated by Section 2.11 or Section 5.3).  The provisions of this Section 6.2 do not restrict Transfers of Preferred Units or Units in accordance with Sections 5.2 or 5.3.

6.3                                                                               Enurement

This Agreement will enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

6.4                                                                               Limitation of Liability

The Holder acknowledges that BPY is a limited partnership, a limited partner of which is liable for any liabilities or losses of the partnership only to the extent of the amount that such limited partner has contributed, or agreed to contribute, to the capital of the partnership and such limited partner’s pro rata share of any undistributed income. BPY acknowledges that the Holder is a limited liability company, a member of which is liable for any liabilities or losses of the company only to the extent of the amount that such member has contributed, or agreed to contribute, to the capital of the company and such member’s pro rata share of any undistributed income.

6.5                                                                               Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery or by electronic means of communication addressed to the recipient as follows:

6.5.1                               if to the Investor:

Qatar Investment Authority

Q-Tel Tower

Diplomatic Area Street, West Bay

Doha, Qatar

Attention:                                         Head, Mergers & Acquisitions Department

Email: notices.m&a@qatarholding.qa

with a copy to:

General Counsel

Legal Department

Qatar Holding LLC

Q-Tel Tower

Diplomatic Area Street, West Bay

Doha, Qatar

Email:  notices.legal@qatarholding.qa

6.5.2                               if to BPY:

Brookfield Property Partners Limited

73 Front Street
Hamilton HM 12
Bermuda

Attention:                                         Secretary

or to such other address, individual or electronic communication number as may be designated by notice given by either party to the other.  Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the business day during which such normal business hours next occur if not given during such hours on any day.

If to any other Holder, the address indicated for such Holder in BPY’s or the Property Partnership’s stock transfer records, as applicable, with copies, so long as the Investor owns any Registrable Units, to the Investor as provided above.

6.6                                                                               Authority

Each of the parties hereto and the General Partner represents to the other that (a) it has the corporate or partnership power and authority to execute, deliver and perform this Agreement, (b) the execution, delivery and performance of this Agreement by it has been duly authorized by all necessary corporate or partnership action and no such further action is required, (c) it has duly and validly executed and delivered this Agreement, and (d) this Agreement is a legal, valid and binding obligation, enforceable against it in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and general equity principles.

6.7                                                                               Further Assurances

Each of the parties hereto will promptly do, make, execute or deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other party hereto may reasonably require from time to time for the purpose of giving effect to this Agreement and will use commercially reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

6.8                                                                               Counterparts

This Agreement may be signed in counterparts and each of such counterparts will constitute an original document and such counterparts, taken together, will constitute one and the same instrument.

[NEXT PAGE IS SIGNATURE PAGE]

IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

QATAR INVESTMENT AUTHORITY

By:	/s/ Sheikh Abdullah bin Mohammed bin Saud Al-Thani
Name: Sheikh Abdullah bin Mohammed bin Saud Al-Thani
Title: Chief Executive Officer

BROOKFIELD PROPERTY PARTNERS L.P., by its general partner, BROOKFIELD PROPERTY PARTNERS LIMITED

By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

[Signature page to Investor Agreement]